UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC File Number 001-33365

NOTIFICATION OF LATE FILING	CUSIP Number 90328S

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR
	For Period Ended:			September 30, 2018
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

USA TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

100 Deerfield Lane, Suite 300
Address of Principal Executive Office (Street and Number)

Malvern, PA 19355
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

USA Technologies, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018 (the “Form 10-Q”) within the prescribed time period.

Due to the previously disclosed ongoing internal investigation of the Audit Committee of the Board of Directors into certain of the Company’s contractual arrangements, the Company will not be in a position to file the Form 10-Q by the prescribed due date or within the five calendar day extension period provided by Rule 12b-25(b). As previously reported, and due to the internal investigation, the Company has not been in a position to file the Annual Report on Form 10-K for the fiscal year ended June 30, 2018 (the “Form 10-K”).

The Audit Committee is working closely with its advisors to complete its investigation in as timely a manner as possible. Once the investigation is completed, the Company plans to file the Form 10-Q and Form 10-K as soon as practicable. The Company will not be in a position to file the Form 10-Q or the Form 10-K until the Company and its independent auditor assess the results of the investigation, and the Company implements any remedial actions which may be deemed necessary by the Board of Directors.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Stephen P. Herbert, Chief Executive Officer	610	989-0340
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	☐	No	☑

If answer is no, identify report(s).

Annual Report on Form 10-K for the fiscal year ended June 30, 2018

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The investigation described in Part III above precludes the Company, at this time, from providing a full and complete quantitative description of the changes in its results of operations for the fiscal quarter ended September 30, 2018 from the previously reported results of operations for the fiscal quarter ended September 30, 2017.

The Company currently anticipates an increase in its operating loss during the fiscal quarter ended September 30, 2018 as compared to the fiscal quarter ended September 30, 2017. This increase is primarily due to the increase in selling, general and administrative expenses resulting from the professional fees and related expenses associated with the internal investigation. These fees and expenses totaled approximately $4.2 million during the fiscal quarter ended September 30, 2018.

As of September 30, 2018, the Company had cash and cash equivalents of approximately $69 million.

The financial information presented above is preliminary, based upon the Company’s internal estimates, and is subject to the completion of the Audit Committee’s investigation and completion of the Company’s financial closing procedures and issuance of its financial statements for the fiscal quarter ended September 30, 2018. The Company’s financial results and other financial data could differ materially from this preliminary financial information. The Company’s final financial results will be set forth in the Form 10-Q.

Forward-looking Statements:

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. When used in this Form 12b-25, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar expressions, as they relate to the Company or its management, identify forward looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, uncertainty as to the scope, timing  and ultimate findings of the internal  investigation; potential differences between the preliminary results disclosed in this Form 12b-25 and the Company’s final results when disclosed in the Form 10-Q as a result of developments that may arise between now and the disclosure of the final results; the costs and expenses relating to the internal investigation; the impact of the internal investigation on the Company, its management and operations, including potential  financial impact on the Company; the risk of litigation or regulatory action arising from the internal investigation and its findings or from the failure to timely file the Form 10-Q or Form 10-K; the ability of the Company to regain and maintain compliance with Nasdaq’s continued listing requirements; the timing of the review by, and the conclusions of, the Company’s independent auditor regarding the investigation and its impact on the financial statements;  possible default by the Company under its credit facility; the potential identification of control deficiencies, including potential material weaknesses in internal control over financial reporting and the impact of the same; potential reputational damage that the Company may suffer as a result of the matters under investigation; the impact of the pendency of the investigation on the value of the Company’s common and preferred stock; and the risk that the filing of the Form 10-K or Form 10-Q will take longer than currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by us speaks only as of the date of this Form 12b-25. Unless required by law, the Company does not undertake to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USA Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	November 13, 2018	By:	/s/ Stephen P. Herbert
Stephen P. Herbert, Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).